ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
Dated October 3, 2025

HSBC USA Inc. Trigger Absolute Return Step Securities

$ Securities Linked to an Unequally Weighted Basket of Equity Indices due on or about October 18, 2030

Investment Description

These Trigger Absolute Return Step Securities (the "Securities") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of an unequally-weighted basket (the "Basket") consisting of the following five equity indices (each, a "Reference Asset Component"), with the applicable basket weighting in parenthesis: EURO STOXX 50® Index (40.00%), the Nikkei 225 Index (25.00%), the FTSE® 100 Index (17.50%), the Swiss Market Index (10.00%) and the S&P®/ASX 200 Index (7.50%). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. The amount HSBC will pay you at maturity is based on the Basket Return and on whether the Basket Ending Level is above or below the Step Barrier (which is equal to the Basket Starting Level). If the Basket Ending Level is below the Step Barrier (which is equal to the Basket Starting Level), the amount HSBC will pay you at maturity is based on whether the Basket Ending Level is above or below the Downside Threshold. If the Basket Ending Level is equal to or greater than the Step Barrier (which is equal to the Basket Starting Level), at maturity HSBC will pay you the full Principal Amount plus a return equal to the greater of the [36.00% to 40.00%] Step Return (to be determined on the Trade Date) and the Basket Return. If the Basket Ending Level is equal to or greater than the Downside Threshold but less than the Basket Starting Level, HSBC will repay your Principal Amount at maturity and pay a return equal to the absolute value of the Basket Return (the "Contingent Absolute Return"). If the Basket Ending Level is less than the Downside Threshold, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The Step Payment, the Contingent Absolute Return and the contingent repayment of principal only apply if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Step Return with Upside Participation:** At maturity, HSBC will pay you the Principal Amount plus a minimum return of [36.00% to 40.00%] (to be determined on the Trade Date), which we call the "Step Return," as long as the Basket does not close below the Step Barrier on the Final Valuation Date, with participation in any positive Index Return above the Step Return.

❑ **Downside Exposure with Contingent Absolute Return at Maturity:** If the Basket Return is negative, but the Basket does not close below the Downside Threshold on the Final Valuation Date, HSBC will pay you the full Principal Amount of the Securities and the Contingent Absolute Return. If the Basket closes below the Downside Threshold on the Final Valuation Date, HSBC will pay less than the full Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. The Contingent Absolute Return and any contingent repayment of principal apply only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	October 16, 2025
Settlement Date	October 20, 2025
Final Valuation Date[2]	October 16, 2030
Maturity Date[2]	October 18, 2030

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC is offering Trigger Absolute Return Step Securities linked to an Unequally Weighted Basket of Equity Indices. The actual Step Return, Basket Starting Level and Step Barrier will be determined on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at the price to public described below.

Basket	Step Return	Basket Starting Level	Step Barrier	Downside Threshold	CUSIP/ISIN
The EURO STOXX 50® Index ("SX5E"), the Nikkei 225 Index ("NKY"), the FTSE® 100 Index ("UKX"), the Swiss Market Index ("SMI"), the S&P®/ASX 200 Index ("AS51")	36.00% to 40.00%	100	100% of the Basket Starting Level	75% of the Basket Starting Level	40446H639 / US40446H6392

See "Additional Information About HSBC USA Inc. and the Securities" on page 2. The Securities offered will have the terms specified in the accompanying prospectus dated February 21, 2024, the accompanying prospectus supplement dated February 21, 2024, the accompanying Equity Index Underlying Supplement dated February 21, 2024 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution" herein for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.075 and $9.575 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	•	•	•

[1] See "Supplemental Plan of Distribution" herein.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This document relates to the offering of Securities linked to the Basket. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Basket, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Basket, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket or any Reference Asset Component, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21, 2024. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" herein and in "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the Equity Index Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the Equity Index Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Equity index underlying supplement dated February 21, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

- Prospectus supplement dated February 21, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- Prospectus dated February 21, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 21, 2024, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 21, 2024 and references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated February 21, 2024.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have downside market risk similar to the Basket.

♦ You seek an investment with a return linked to the performance of the Basket and believe the Basket Ending Level is likely to be at or above the Step Barrier on the Final Valuation Date.

♦ You understand and accept that your potential positive downside return from the Contingent Absolute Return is limited by the Downside Threshold.

♦ You would be willing to invest in the Securities if the Step Return was set equal to the bottom of the range indicated on the cover hereof (the actual Step Return will be determined on the Trade Date).

♦ You understand and accept the risks associated with the Basket.

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Reference Asset Components.

♦ You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have downside market risk similar to the Basket.

♦ You believe that the Basket Ending Level is unlikely to be at or above the Step Barrier on the Final Valuation Date.

♦ You believe the Basket will depreciate from the Basket Starting Level over the term of the Securities and is likely to close below the Downside Threshold on the Final Valuation Date.

♦ You require an investment designed to provide full return of principal at maturity.

♦ You would be unwilling to invest in the Securities if the Step Return was set equal to the bottom of the range indicated on the cover hereof (the actual Step Return will be determined on the Trade Date).

♦ You do not understand or accept the risks associated with the Basket.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from your investment or prefer to receive the dividends paid on the stocks included in the Reference Asset Components.

♦ You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. For more information about the Basket and the Reference Asset Components, see "The Basket and the Reference Asset Components" herein and the accompanying Equity Index Underlying Supplement. You should also carefully review "Key Risks" herein and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security
Principal Amount	$10.00 per Security
Term	Approximately 5 years
Trade Date[1]	October 16, 2025
Settlement Date[1]	October 20, 2025
Final Valuation Date[1]	October 16, 2030
Maturity Date[1]	October 18, 2030
Basket	The EURO STOXX 50® Index (Ticker: "SX5E"), the Nikkei 225 Index (Ticker: "NKY"), the FTSE® 100 Index (Ticker: "UKX"), the Swiss Market Index (Ticker: "SMI"), and the S&P®/ASX 200 Index (Ticker: "AS51")
Basket Weightings	40% for SX5E, 25% for NKY, 17.50% for UKX, 10% for SMI, and 7.50% for AS51.
Downside Threshold	75% of the Basket Starting Level
Step Barrier	100% of the Basket Starting Level
Step Return	36.00% to 40.00%. The actual Step Return will be determined on the Trade Date.
Contingent Absolute Return	The absolute value of the Basket Return. For example, if the Basket Return is -5%, the Contingent Absolute Return is 5%.
Payment at Maturity (per $10 Security)[2]	**If the Basket Ending Level is equal to or greater than the Step Barrier (which is equal to the Basket Starting Level) on the Final Valuation Date,** HSBC will repay the Principal Amount plus pay the greater of the Step Return and the Basket Return at maturity, calculated as follows: $10 + ($10 × (the greater of (a) Step Return and (b) Basket Return)) **If the Basket Ending Level is less than the Basket Starting Level but greater than or equal to the Downside Threshold on the Final Valuation Date,** HSBC will pay a cash amount at maturity per $10 Principal Amount, calculated as follows: $10 + ($10 × Contingent Absolute Return) **If the Basket Ending Level is less than the Downside Threshold on the Final Valuation Date,** HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Security, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return, equal to: $10 + ($10 × Basket Return) ***In this scenario, the Contingent Absolute Return will not apply, you will be exposed to the decline of the Basket and you will lose some or all of your Principal Amount in an amount proportionate to the negative Basket Return.***
Basket Return	$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	Set equal to 100 on the Trade Date.
Basket Ending Level	The Basket Ending Level will be calculated as follows: 100 × [1 + (the sum of the products of each Reference Asset Component Return multiplied by its respective Basket Weighting)] Each of the Reference Asset Component Returns in the formula above refers to the final return for the relevant Reference Asset Component, which reflects the performance of that Reference Asset Component, expressed as a percentage, from the Initial Level of that Reference Asset Component to its Final Level, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level	With respect to each Reference Asset Component, its Official Closing Level on the Trade Date.
Final Level	With respect to each Reference Asset Component, its Official Closing Level on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN	40446H639 / US40446H6392
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same. The Final Valuation Date and Maturity Date are subject to postponement if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.



Trade Date

The Levels of the Reference Asset Components are determined and the Basket Starting Level is set to 100. The terms of the Securities are determined.

Maturity Date

The Basket Ending Level and Basket Return are determined on the Final Valuation Date.

If the Basket Ending Level is equal to or greater than the Step Barrier (which is equal to the Basket Starting Level) on the Final Valuation Date, HSBC will repay the Principal Amount plus pay the greater of the Step Return and the Basket Return at maturity, calculated as follows:

$10 + ($10 × (the greater of (a) Step Return and (b) Basket Return))

If the Basket Ending Level is less than the Basket Starting Level but greater than or equal to the Downside Threshold on the Final Valuation Date, HSBC will pay a cash amount at maturity per $10 Principal Amount , calculated as follows:

$10 + ($10 × Contingent Absolute Return)

If the Basket Ending Level is less than the Downside Threshold on the Final Valuation Date, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount of $10 per Security resulting in a loss of principal that is proportionate to the negative Basket Return, equal to:

$10 + ($10 × Basket Return).

Under these circumstances, the Contingent Absolute Return will not apply, you will lose a significant portion, and could lose all, of your Principal Amount.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

Risks Relating to the Structure or Features of the Securities

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Basket Ending Level is below the Downside Threshold. If the Basket Ending Level is below the Downside Threshold, the Contingent Absolute Return will not apply, you will be fully exposed to any negative Basket Return and HSBC will pay you less than the Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the Basket Ending Level as compared to the Basket Starting Level. *Under these circumstances, you will lose a significant portion, and could lose all, of the Principal Amount.*

♦ **The Contingent Absolute Return and the Step Return Apply at Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the Basket at that time is above the Downside Threshold. Additionally, the return you realize from a secondary market sale may not reflect the full economic value of the Contingent Absolute Return, the Step Return or the Securities themselves, and such return may be less than the return of the Basket at the time of sale, even if such return is positive. You can only receive the full benefit of the Contingent Absolute Return and the Step Return from HSBC if you hold the Securities to maturity, subject to HSBC's creditworthiness.

♦ **The Amount Payable on the Securities Is Not Linked to the Level of the Basket at Any Time Other Than on the Final Valuation Date** – The Basket Return will be based on the Basket Ending Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Basket appreciates prior to the Final Valuation Date but then decreases as of the Final Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Basket prior to such decrease. Although the actual level of the Basket on the Maturity Date or at other times during the term of the Securities may be higher than the Basket Ending Level, the Payment at Maturity will be based solely on the Basket Ending Level on the Final Valuation Date. You may have to sell the Securities at a loss relative to your initial investment even if the level of the Basket at that time is above the Basket Starting Level.

♦ **Limited Potential Positive Downside Return on the Securities** – Any positive return on the Securities arising from a decrease in the level of the Basket will be limited by the Downside Threshold. This is because, if the Basket Ending Level is less than the Step Barrier, HSBC will pay you the Principal Amount plus the Contingent Absolute Return at maturity only if the Basket Ending Level is greater than or equal to the Downside Threshold. As a result, because the Contingent Absolute Return is limited to 25%, you will not receive a Contingent Absolute Return and will lose some or all of your investment if the Basket Ending Level is below the Downside Threshold.

Risk Relating to the Reference Asset Components

♦ **Changes Affecting the Reference Asset Components –** The policies of the sponsors of the Reference Asset Components concerning additions, deletions and substitutions of the stocks included in the Reference Asset Components and the manner in which the sponsors of the Reference Asset Components takes account of certain changes affecting those stocks included in the Reference Asset Components may adversely affect the levels of the Reference Asset Components and the Basket. The policies of the sponsor of the Reference Asset Components with respect to the calculation of the Reference Asset Components could also adversely affect the levels of the Reference Asset Components and the Basket. The sponsors of the Reference Asset Components may discontinue or suspend calculation or dissemination of the Reference Asset Components. Any such actions could have an adverse effect on the value of the Securities.

♦ **Non-U.S. Securities Markets Risks –** The levels of the Reference Asset Components depend upon stocks of non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges. The foreign securities included in any of the Reference Asset Components may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket and, as a result, the value of the Securities.

♦ **The Payments on the Securities Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Stocks Included in the Reference Asset Components are Traded in a Foreign Currency and the Securities are Denominated in U.S. Dollars –** Although the equity securities included in the Reference Asset Components are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the amount payable on the Securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the levels of the Reference Asset Components, and therefore the Securities. The amount we pay in respect of the Securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

General Risk Factors

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Is Expected to Be Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any –** The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Is Expected to Be Less Than the Price to Public –** The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Reference Asset Components and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 9 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Owning the Securities Is Not the Same as Owning the Stocks Included in the any of the Reference Asset Components** – The return on your Securities may not reflect the return you would realize if you actually owned the stocks included in the Reference Asset Components. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would the holders of the stocks included in any of the Reference Asset Components. The Basket Return excludes any cash dividend payments paid on the securities included in or held by any of the Reference Asset Components.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event HSBC is unable to pay its obligations when due, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks included in the Reference Asset Components, which could affect the price of such stocks or the levels of the Reference Asset Components and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Basket Ending Level as well as whether to postpone the determination of the Basket Ending Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Basket, the Reference Asset Components or the price of the stocks included in the Reference Asset Components, and therefore, the market value of the Securities.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Securities, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Securities at issuance and the market price of the Securities prior to maturity. These factors include the level of the Basket; the volatility of the Basket and the Reference Asset Components; the dividend rate paid on stocks included in the Reference Asset Components; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **Potential HSBC and UBS Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of our or their respective affiliates in the stocks included in the Reference Asset Components or in futures, options, exchange-traded funds or other derivative products on stocks included in the Reference Asset Components, may adversely affect the market value of the stocks included in the Reference Asset Components, the levels of the Reference Asset Components, and, therefore, the market value of your Securities.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See the discussion under "What Are the Tax Consequences of the Securities?" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Basket relative to the Basket Starting Level. **The hypothetical terms used below are not the actual terms that will apply to the Securities. The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement.** We cannot predict the Basket Ending Level. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions:

Investment term:	Approximately 5 years
Basket Starting Level:	100.00
Hypothetical Step Barrier:	100.00 (100% of the hypothetical Basket Starting Level)
Hypothetical Downside Threshold:	75.00 (75% of the hypothetical Basket Starting Level)
Hypothetical Step Return:	36.00% (the low end of the range of 36.00% and 40.00%)

* The actual Basket Starting Level, Step Barrier, Downside Threshold and Step Return for the Securities will be determined on the Trade Date.

Example 1— The level of the Basket *increases* from an Basket Starting Level of 100.00 to a Basket Ending Level of 160.00.
Because the Basket did not close below the Step Barrier (which is equal to the Basket Starting Level) on the Final Valuation Date and the Basket Return of 60.00% is greater than the Step Return, HSBC will pay a Payment at Maturity calculated as follows per $10 Security:

$$\$10 + (\$10 \times (\text{the greater of (a) Step Return and (b) Basket Return}))$$

$$\$10 + (\$10 \times (\text{the greater of (a) 36.00\% and (b) 60.00\%}))$$

$$\$10 + (\$10 \times 60.00\%) = \$16.00$$

The Payment at Maturity of $16.00 per $10 Security represents a return on the Principal Amount equal to 60.00%, which corresponds to a total return on the Securities of 60.00%.

Example 2— The level of the Basket *increases* from an Basket Starting Level of 100.00 to a Basket Ending Level of 103.00.
Because the Basket did not close below the Step Barrier (which is equal to the Basket Starting Level) on the Final Valuation Date and the Basket Return of 3.00% is less than the Step Return, HSBC will pay a Payment at Maturity calculated as follows per $10 Security:

$$\$10 + (\$10 \times (\text{the greater of (a) Step Return and (b) Basket Return}))$$

$$\$10 + (\$10 \times (\text{the greater of (a) 36.00\% and (b) 3.00\%}))$$

$$\$10 + (\$10 \times 36.00\%) = \$13.60$$

The Payment at Maturity of $13.60 per $10 Security represents a return on the Principal Amount equal to the Step Return, which corresponds to a total return on the Securities of 36.00%.

Example 3— The level of the Basket *decreases* from an Basket Starting Level of 100.00 to a Basket Ending Level of 90.00.
Because the Basket declined from the Basket Starting Level but did not close below the Downside Threshold on the Final Valuation Date, HSBC will pay a Payment at Maturity calculated as follows per $10 Security:

$$\$10 + (\$10 \times \text{Contingent Absolute Return})$$

$$\$10 + (\$10 \times 10.00\%) = \$11.00$$

The Payment at Maturity of $11.00 per $10 Security represents a return on the Principal Amount equal to the Contingent Absolute Return, which corresponds to a total return on the Securities of 10%. In this case, your return on the Securities will be positive, even though the Basket Ending Level is less than the Basket Starting Level.

Example 4— The level of the Basket *decreases* from an Basket Starting Level of 100.00 to a Basket Ending Level of 60.00.
Because the Basket closes below the Downside Threshold on the Final Valuation Date, HSBC will pay a Payment at Maturity calculated as follows per $10 Security:

$$\$10 + (\$10 \times \text{Basket Return})$$

$$\$10 + (\$10 \times -40.00\%) = \$6.00$$

The Payment at Maturity of $6.00 per $10 Security represents a loss on the Principal Amount equal to the Basket Return of -40.00%, which corresponds to a total loss on the Securities of 40.00%.

If the Basket Ending Level is below the Downside Threshold on the Final Valuation Date, the Contingent Absolute Return will not apply, the Securities will be fully exposed to any decline in the Basket, and you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Hypothetical Basket Ending Level	Hypothetical Basket Return*	Payment at Maturity	Return on Securities at Maturity**
200.00	100.00%	$20.00	100.00%
190.00	90.00%	$19.00	90.00%
180.00	80.00%	$18.00	80.00%
170.00	70.00%	$17.00	70.00%
160.00	60.00%	$16.00	60.00%
150.00	50.00%	$15.00	50.00%
136.00	36.00%	$13.60	36.00%
120.00	20.00%	$13.60	36.00%
115.00	15.00%	$13.60	36.00%
105.00	5.00%	$13.60	36.00%
103.00	3.00%	$13.60	36.00%
100.00	0.00%	$13.60	36.00%
90.00	-10.00%	$11.00	10.00%
85.00	-15.00%	$11.50	15.00%
80.00	-20.00%	$12.00	20.00%
75.00	-25.00%	$12.50	25.00%
70.00	-30.00%	$7.00	-30.00%
60.00	-40.00%	$6.00	-40.00%
50.00	-50.00%	$5.00	-50.00%
40.00	-60.00%	$4.00	-60.00%
30.00	-70.00%	$3.00	-70.00%
20.00	-80.00%	$2.00	-80.00%
10.00	-90.00%	$1.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

* The Basket Return excludes cash dividend payments on the stocks included in the Reference Asset Components.

** This "Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $10 per Security.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ materially and adversely from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset Components would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset Components were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset Components and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in a Reference Asset Component is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Securities. However, it is possible that the Securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset Components or the Securities, and following such occurrence the Securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset Components or the Securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The Basket and the Reference Asset Components

All disclosures contained in this document regarding a Reference Asset Component, including its make-up, method of calculation and changes in its components, where applicable, are derived from publicly available information. That information reflects the policies of, and is subject to change by, the applicable reference sponsor. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. Neither HSBC USA Inc. nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about any Reference Component or any other constituent included in any Reference Component contained herein. No reference sponsor is under any obligation to continue to publish, and may discontinue or suspend the publication of, the applicable Reference Component at any time. You should make your own investigation into each applicable Reference Component.

<u>**The Basket**</u>

The following graph illustrates the hypothetical daily performance of the Basket from September 29, 2015 through September 29, 2025 based on closing level information from Bloomberg Professional® service ("Bloomberg"), if the level of the Basket was made to equal 100 on September 29, 2015. The hypothetical performance reflects the performance the Basket would have exhibited based on the actual historical performance of the Reference Asset Components. Neither the hypothetical performance of the Basket nor the actual historical performance of any Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose all of your initial investment.



The EURO STOXX 50® Index

Description of the SX5E

The SX5E is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The index has a fixed number of components and is part of the STOXX blue-chip index family. The index captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from September 29, 2015 through September 29, 2025 as reported on Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the EURO STOXX 50® Index



Source: Bloomberg

Past performance of the SX5E is not indicative of its future performance.

Description of the NKY

The NKY, which is also known as the Nikkei Stock Average Index, measures the price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange.

For more information about the NKY, see "The Nikkei 225 Index" beginning on page S-33 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the NKY based on the daily historical closing levels from September 29, 2015 through September 29, 2025 as reported on Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the Nikkei 225 Index



Source: Bloomberg

Past performance of the NKY is not indicative of its future performance.

The FTSE® 100 Index

Description of the UKX

The UKX is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The equities use an investibility weighting in the index calculation. The UKX was developed with a base level of 1,000 as of December 30, 1983.

For more information about the UKX, see "The FTSE® 100 Index" beginning on page S-16 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the UKX based on the daily historical closing levels from September 29, 2015 through September 29, 2025 as reported on Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the FTSE® 100 Index



Source: Bloomberg

Past performance of the UKX is not indicative of its future performance.

The Swiss Market Index

Description of the SMI

The SMI is a price return float-adjusted market capitalization-weighted index of the 20 largest stocks traded on the SIX Swiss Exchange. The SMI was first launched with a base level of 1,500 as of June 30, 1988. The SMI is sponsored, calculated, published and disseminated by SIX Group Ltd., certain of its subsidiaries, and the Management Committee of SIX Swiss Exchange.

For more information about the SMI, see "The Swiss Market Index" beginning on page S-84 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SMI based on the daily historical closing levels from September 29, 2015 through September 29, 2025 as reported on Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the Swiss Market Index



Source: Bloomberg

Past performance of the SMI is not indicative of its future performance.

**The S&P®/ASX 200 Index**

Description of the AS51

The AS51 is intended to provide exposure to the largest 200 eligible securities that are listed on the Australian Securities Exchange by float-adjusted market capitalization. The AS51 was first launched in 1979 by the ASX and was acquired and re-launched by its current index sponsor on April 3, 2000. The AS51 is sponsored, calculated, published and disseminated by S&P.

For more information about the AS51, see "The S&P/ASX 200 Index" beginning on page S-74 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the AS51 based on the daily historical closing levels from September 29, 2015 through September 29, 2025 as reported on Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

**Historical Performance of the S&P®/ASX 200 Index**



Source: Bloomberg

***Past performance of the AS51 is not indicative of its future performance.***

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described herein. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Basket Return. If a Market Disruption Event exists with respect to a Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days as the latest postponed Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day preceding the date of acceleration, the determination of such Reference Asset Component's Final Level will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Reference Asset Component occurring on such date.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price to public indicated on the cover hereof. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover hereof.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Securities will be made against payment for the Securities on or about the Settlement Date set forth on the cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities more than one business day prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the accompanying prospectus supplement.

Selling Restrictions

Peru

The contents of this document, any underlying product supplement, the MTN supplement, the prospectus and the Notes issued and traded thereunder, have not been reviewed nor authorised by the Capital Markets Superintendence (Superintendencia del Mercado de Valores, the "SMV") nor the Private Pension Funds, Banking and Insurance Superintendence (Superintendencia de Banca, Seguros y AFP, the "SBS"). Therefore, investors will not benefit from protection of any of the aforementioned regulatory authorities.

The Notes have not been and will not be registered with the Capital Markets Public Registry of the SMV nor the Lima Stock Exchange Registry ("RBVL") for their public offering in Peru under the Peruvian Capital Markets Law (Law N°861/ Supreme Decree N°020-2023-EF and the decrees and regulations thereunder.

Consequently, Notes may not be offered or sold, directly or indirectly, nor this document, any underlying product supplement, the MTN supplement, the prospectus or any other offering material relating to the Notes be distributed or caused to be distributed to the general public in Peru, unless the offering or selling of Notes comply with the Private Offer Exemptions (as defined below).

"Private Offer Exemptions" means an offer of Notes, where no Mass-marketing is used, and made:

(i) exclusively to institutional investors; or

(ii) where the minimum investment amount is greater than or equal to approximately USD 160,000 (either in a single transaction or in aggregate).

"Mass-marketing" means a marketing strategy utilizing mass distribution and mass media to offer, negotiate or distribute securities to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social network, internet servers located in Peru, and other media or technology platforms.

Chile

Neither the Issuer nor the Notes have been registered with the Comisión para el Mercado Financiero pursuant to law no. 18,045 (the "Ley de Mercado de Valores") and regulations thereunder, therefore, they cannot be publicly offered in the Republic of Chile. Neither this document nor any underlying product supplement, the MTN supplement or the prospectus constitute an offer of, or an invitation to subscribe for or purchase the Notes in the Republic of Chile, other than to individually identified investors pursuant to a private offering within the meaning of article 4 of the Ley de Mercado de Valores (i.e. an offer that is not addressed to the public at large or to a certain sector or specific group of the public).

ESTA OFERTA PRIVADA SE INICIA EL DÍA DE ESTE DOCUMENTO Y SE ACOGE A LAS DISPOSICIONES DE LA NORMA DE CARÁCTER GENERAL N° 336 DE LA SUPERINTENDENCIA DE VALORES Y SEGUROS (HOY, COMISIÓN PARA EL MERCADO FINANCIERO); ESTA OFERTA VERSA SOBRE VALORES NO INSCRITOS EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA COMISIÓN PARA EL MERCADO FINANCIERO, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA; POR TRATAR DE VALORES NO INSCRITOS NO EXISTE LA OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE LOS VALORES SOBRE LOS QUE VERSA ESTA OFERTA; ESTOS VALORES NO PODRÁN SER OBJETO DE OFERTA PÚBLICA MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Philippines

The Notes being offered or sold herein have not been registered with the Philippine Securities and Exchange Commission under the Securities Regulation Code of the Philippines ("SRC"). Any offer or sale thereof in the Philippines is prohibited unless the Notes have first been registered in accordance with the registration requirements of the SRC or such offer or sale qualifies as an exempt transaction.

Each of the following restrictions must be observed by Noteholders in relation to sales, transfers or disposals of all or any part of its legal or beneficial interests in the Notes or offers to do so:

(a) To the extent that the Notes are offered, sold or distributed in the Philippines, the Noteholder, by purchasing the Notes, agrees for the benefit of the Issuer that the Notes may not be subsequently offered, sold, pledged or otherwise transferred except in compliance with Philippine laws and regulations (in addition to the laws of other jurisdictions, as applicable) and may be offered, sold or distributed only to "Qualified Buyers" as defined under Subsection 10.1(l) of the SRC.

(b) No Noteholder shall sell, transfer or otherwise dispose of all or part of its legal or beneficial interests in the Notes to another person or persons nor offer to do so, unless such sale, transfer, disposal or offer is subject to the condition that such person(s) shall undertake to observe the restrictions set out herein.

Without limitation to paragraphs (a) and (b) above, each Noteholder shall observe all applicable laws and regulations in the Philippines in connection with the offer, sale, transfer or other disposition of all or any part of its legal or beneficial interests in the Notes or the distribution of any document or other material in connection therewith.

Israel and Paraguay

The Notes may not be sold to investors in either Israel or Paraguay.